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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING


JULY 22, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provides a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its audited financial statements and related management's discussion and analysis or its annual information form as a result of the review of the accounting treatment for the assets acquired in the TVX Gold/Echo Bay merger ("the Merger").

Kinross has submitted a letter to U.S. and Canadian regulators responding to comments on the registration statement filed by Kinross in connection with the proposed acquisition of Crown Resources Corporation. Included with the response letter are the independent valuations of the assets acquired in the Merger and related documents and opinions from independent advisors and valuators.

If accepted, the proposed accounting methodology that is being reviewed by regulators would lead to a significant restatement of Kinross' results for 2003. Kinross has recently been notified by the staff of the enforcement division of the U.S. Securities and Exchange Commission that it will request additional documents from Kinross shortly in connection with an informal inquiry focused on Kinross' accounting for the Merger and the potential restatement.

Kinross will file audited financial statements after the relevant regulators have issued their final comments on the accounting treatment for the assets acquired in the Merger, the auditors have signed off on the financial statements, and the financial statements have been approved by Kinross' board of directors.

Kinross will issue bi-weekly updates as to the status and timing which can be viewed on the website at www.kinross.com. The next update is scheduled for the week of August 1, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                          AND COMMUNICATIONS
Tel.  (416) 365-7254                        Tel. (416) 365-1362




KINROSS WILL CONTINUE TO PROVIDE BI-WEEKLY STATUS UPDATES TO THE MARKET REGARDING THE PROCESS RELATING TO THE PREPARATION AND FILING OF ITS FINANCIAL STATEMENTS AND RELATED MATTERS, PURSUANT TO THE ALTERNATIVE INFORMATION GUIDELINES OF THE ONTARIO SECURITIES COMMISSION ("OSC") POLICY 57-603 AND CANADIAN SECURITIES ADMINISTRATORS STAFF NOTICE 57-301, UNTIL SUCH TIME AS KINROSS IS CURRENT WITH ITS FILING OBLIGATIONS UNDER CANADIAN SECURITIES LAWS.